SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 03 June, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 08 May 2019
Exhibit 1.2	Transaction in Own Shares dated 08 May 2019
Exhibit 1.3	Transaction in Own Shares dated 09 May 2019
Exhibit 1.4	Director/PDMR Shareholding dated 13 May 2019
Exhibit 1.5	Transaction in Own Shares dated 13 May 2019
Exhibit 1.6	Transaction in Own Shares dated 16 May 2019
Exhibit 1.7	Transaction in Own Shares dated 20 May 2019
Exhibit 1.8	Transaction in Own Shares dated 22 May 2019
Exhibit 1.9	Director/PDMR Shareholding dated 24 May 2019
Exhibit 1.10	Report on Payments to Govts dated 29 May 2019
Exhibit 1.11	Transaction in Own Shares dated 30 May 2019
Exhibit 1.12	Total Voting Rights dated 31 May 2019
Exhibit 1.13	Transaction in Own Shares dated 03 June 2019

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or person closely associated

The Company announces that, on 3 May 2019, the vesting of shares previously awarded to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan") occurred.

EDIP deferred 2015 award - vesting of additional dividend shares

	Vested amount	Shares sold for tax and expenses	Released amount
Brian Gilvary (ordinary shares)	5,364	2,528	2,836

This vesting represents additional dividends received on the vested award under the EDIP deferred matching award granted in 2016, which vested on 19 February 2019 and was announced under RNS 6592Q.

EDIP Performance Share Award 2016-2018 - vesting

The Company has determined that 80% of shares awarded under the EDIP performance share award 2016-2018 will vest. The rationale behind this determination is detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2018.  The released amount stated below will be retained for a period of three years.

	Vested amount	Shares sold for tax and expenses	Released amount

Robert W Dudley (ADSs)	269,974	127,142	142,832
Brian Gilvary (ordinary shares)	776,611	365,739	410,872

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert W Dudley
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Shares acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	142,832
d)	Aggregated information - Volume - Price - Total	142,832 Nil consideration. Market value $43.08 Nil. Market value $6,153,202.56
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	413,708
d)	Aggregated information - Volume - Price - Total	413,708 Nil consideration. Market value £5.527050 Nil. Market value £2,286,584.80
e)	Date of the transaction	3 May 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	8 May 2019
Number of Shares purchased:	456,500
Highest price paid per Share (pence):	539.8000
Lowest price paid per Share (pence):	532.8000
Volume weighted average price paid per Share (pence):	536.6929

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	536.6929	456,500

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4301Y_1-2019-5-8.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	9 May 2019
Number of Shares purchased:	473,386
Highest price paid per Share (pence):	531.0000
Lowest price paid per Share (pence):	525.3000
Volume weighted average price paid per Share (pence):	528.1105

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	528.1105	473,386

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5835Y_1-2019-5-9.pdf

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.2550	58
d)	Aggregated information - Volume - Price - Total	58 £5.2550 £304.79
e)	Date of the transaction	10 May 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.2550	60
d)	Aggregated information - Volume - Price - Total	60 £5.2550 £315.30
e)	Date of the transaction	10 May 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	13 May 2019
Number of Shares purchased:	453,987
Highest price paid per Share (pence):	532.0000
Lowest price paid per Share (pence):	524.7000
Volume weighted average price paid per Share (pence):	528.6484

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	528.6484	453,987

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8844Y_1-2019-5-13.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	16 May 2019
Number of Shares purchased:	698,400
Highest price paid per Share (pence):	548.7000
Lowest price paid per Share (pence):	538.3000
Volume weighted average price paid per Share (pence):	544.1425

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	544.1425	698,400

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3314Z_1-2019-5-16.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2018 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	20 May 2019
Number of Shares purchased:	672,400
Highest price paid per Share (pence):	562.4000
Lowest price paid per Share (pence):	554.0000
Volume weighted average price paid per Share (pence):	557.6561

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	557.6561	672,400

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6157Z_1-2019-5-20.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	22 May 2019
Number of Shares purchased:	800,006
Highest price paid per Share (pence):	565.8000
Lowest price paid per Share (pence):	559.5000
Volume weighted average price paid per Share (pence):	562.4961

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	562.4961	800,006

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9131Z_1-2019-5-22.pdf

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Transfer of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	13,686
d)	Aggregated information - Volume - Price - Total	13,686 Nil. Market price £5.441 Nil. Market value £74,465.53
e)	Date of the transaction	23 May 2019
f)	Place of the transaction	Off-market

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.10

BP p.l.c. Report on payments to governments Year ended 31 December 2018

CONTENTS

INTRODUCTION	3
BASIS OF PREPARATION	3
PAYMENTS OVERVIEW	6
PAYMENTS BY COUNTRY	7
OTHER SOURCES	26

INTRODUCTION

BP p.l.c. has prepared the following consolidated report ('Report') on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the 'Regulations'). The Report also addresses BP p.l.c.'s reporting obligations under DTR 4.3A of the Financial Conduct Authority Disclosure Guidance and Transparency Rules. The 'Basis of Preparation' section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

BP's socio-economic contribution
BP makes a broader socio-economic contribution to countries in which we operate in addition to the payments that are required to be reported under the Regulations. We also make payments to governments in connection with parts of our business other than the Upstream - for example in relation to the transporting, trading, manufacturing and marketing of oil and gas. As well as government payments, BP contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other Resources section at the end of the report for more information on our socio-economic contribution and our position on tax and financial transparency.

BP's position on revenue transparency
BP supports the concept of transparency in revenue flows from oil and gas activities in resource-rich countries. It helps citizens of affected countries access the information they need to hold governments to account for the way they use funds received through taxes and other agreements.

BASIS OF PREPARATION

Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term 'BP' is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the Report.

Activities within the scope of the Report
Payments made to governments that relate to BP's activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials ('extractive activities') are included in this Report.

Payments made to governments that relate to trading, export (pipelines), refining and processing activities are not included in this Report as they are not within the scope of extractive activities as defined by the Regulations.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, BP reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a 'government' is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case payments made to such organizations have been included in this Report. Where a state owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by BP and are shown as negative amounts in the Report. Where payments in kind are made to a government they are valued and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements BP has assessed its reporting obligations to be as follows:
●
Where BP has made a payment to a government, such payment is reported in full, whether made in BP's sole capacity or in BP's capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the Report if and to the extent that BP makes the relevant payment. Typically such circumstances will arise where BP is the operator of the joint venture.

●	Payments made by an incorporated joint venture which is not a subsidiary of BP are not included within this Report.
●
In some instances, BP is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments actually made by BP to the government are reported and payments for which BP has direct responsibility to the government, but which are paid on its behalf, are also reported.

●
BP's equity-accounted investments such as Rosneft, Pan American Energy Group and Aker BP are not BP subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this Report.

Project definition
The Regulations require payments to be reported by project (as a sub category within a country). They define a 'project' as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. Moreover, a project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. Corporate income taxes, which are typically not levied at a project level, are an example of this.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this Report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a "Payment" as an amount paid whether in money or in kind, for relevant activities where the payment is of any one of the types listed below:

Production entitlements
Under production-sharing agreements (PSAs) the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this Report such production entitlements volumes to the government are reported on a lifting basis i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which BP is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also an equity partner in the joint venture, their production entitlement is reported in addition to the government share of production as the concessionaire. The NOC's entitlement as a partner will include both their share of production as investor's return as well as their entitlement for the reimbursement of their costs.

Taxes
The Report includes taxes levied on income, production or profits or withheld from dividends, royalties and interest received by BP. In addition, taxes paid on behalf of BP by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor's withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

Royalties
These may be paid in cash or in kind (valued in the same way as production entitlement).

Fees
In preparing this Report BP has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the Report.

Infrastructure improvements
Such payments include a road or a building provided by BP that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the Report whether or not BP is contractually obliged to fund them, and are reported when the relevant assets are handed over to the government or the local community.

Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by BP to a government as an ordinary shareholder are excluded. For the year ended 31 December 2018, there were no reportable dividend payments to a government.

Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. In the following tables because of rounding, some totals may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and available on the UK Companies House website.

PAYMENTS OVERVIEW

The table below shows the relevant payments to governments made by BP in the year ended 31 December 2018 shown by country and payment type.

Of the seven payment types required by the UK regulations, BP did not pay any relevant dividends and therefore the category is not shown.

$ million
	Production					Infrastructure
Country	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Algeria		178.8		0.1			178.9
Angola	1,970.6	668.0				45.1	2,683.8
Australia		361.6	146.1				507.8
Azerbaijan	12,352.6	206.2		2.4	450.0		13,011.2
Brazil		0.3		0.1	108.2		108.7
Canada		(6.3)		3.0			(3.3)
Côte d'Ivoire					3.8		3.8
Egypt		265.1		50.6	17.1		332.8
India	0.5			0.7			1.2
Indonesia	723.1	263.0					986.1
Iraq		106.1		14.4		1.2	121.7
Madagascar				0.8			0.8
Mauritania				1.2			1.2
Mexico		2.8		2.2			5.0
Oman	935.7	139.0		0.4			1,075.1
Russia		74.6					74.6
São Tomé and Príncipe				4.5	5.9		10.4
Senegal				0.7			0.7
Trinidad and Tobago	73.0	284.1		3.4			360.5
United Arab Emirates		3,992.2		5.5			3,997.7
United Kingdom		(106.4)		7.7			(98.7)
United States	28.5	345.1	1,333.8	9.4	28.3		1,745.0
Total	16,084.0	6,774.3	1,479.9	107.1	613.3	46.3	25,104.9

PAYMENTS BY COUNTRY

Algeria

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministère des Finances - Direction
Générale des Impôts		(a)178.8					178.8
Sonatrach				0.1			0.1
Total		178.8		0.1			178.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
In Amenas		(b)119.8		0.1			120.0
In Salah		(c)59.0					59.0
Total		178.8		0.1			178.9

(a)	Includes $156.5 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(b)	Includes $97.6 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(c)	Pursuant to the relevant agreements, Sonatrach paid these taxes on BP's behalf out of production entitlements.

Angola

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Adminstracao Geral Tributaria		9.5					9.5
Finance Ministry		650.5					650.5
Luanda Province						2.2	2.2
Ministry of Petroleum		8.0					8.0
Moxico-Luena Province						1.5	1.5
Sonangol EP (Concessionaire)	(a)773.3					(c)41.4	814.7
Sonangol P&P	(b)1,197.3						1,197.3
Total	1,970.6	668.0				45.1	2,683.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 15		161.7					161.7
Block 17		280.2					280.2
Block 18	(d)550.7	111.6				(c)20.9	683.1
Block 24		0.1					0.1
Block 31	(e)1,419.9	114.4				(f)24.3	1,558.6
Total	1,970.6	668.0				45.1	2,683.8

(a)	Payments in kind for 11.0 million bbls of crude oil valued per the Production Sharing Agreement.
(b)	Payments in kind for 17.1 million bbls of crude oil valued per the Production Sharing Agreement.
(c)	Torres do Carmo apartments handed back to the Concessionaire valued at Net Book Value.
(d)	Payments in kind for 7.8 million bbls of crude oil valued per the Production Sharing Agreement.
(e)	Payments in kind for 20.3 million bbls of crude oil valued per the Production Sharing Agreement.
(f)	Includes $20.5 million for Torres do Carmo apartments handed back to the Concessionaire valued at Net Book Value.

Australia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Australian Taxation Office		361.6					361.6
Department of Mines, Industry
Regulation and Safety			146.1				146.1
Total		361.6	146.1				507.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
North West Shelf		46.2	146.1				192.4
Payments not attributable
to projects		315.4					315.4
Total		361.6	146.1				507.8

Azerbaijan

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR
subsidiary)	(a)1,091.0						1,091.0
Azerbaijan (Shah Deniz) Ltd.
(SOCAR subsidiary)	(b)248.2						248.2
Ministry of Taxes		206.2					206.2
SGC Upstream LLC	(c)165.1						165.1
State Oil Company of Azerbaijan
Republic (SOCAR)	(d)140.5						140.5
State Oil Fund of Azerbaijan
(SOFAZ)	(e)10,707.8			2.4	450.0		11,160.3
Total	12,352.6	206.2		2.4	450.0		13,011.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azeri-Chirag-Deepwater
Guneshli - PSA	(f)11,399.2	206.2			450.0		12,055.3
Shafag-Asiman - PSA				2.1			2.1
Shah Deniz - PSA	(g)953.4						953.4
Shallow Water Absheron
Peninsula (SWAP) PSA				0.3			0.3
Total	12,352.6	206.2		2.4	450.0		13,011.2

(a)	Payments in kind for 16.0 million bbls of crude oil valued at netback value per the Production Sharing Agreement.
(b)	Includes payments in kind of $113.9 million for 1.7 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(c)	Includes payments in kind of $75.5 million for 1.1 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(d)	Includes payments in kind of $140.5 million for 2.3 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijani project.
(e)
Includes payments in kind of $10,282.7 million for 150.5 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

(f)
Includes payments in kind of $11,122.0 million for 162.7 million bbls of crude oil valued at netback value per the Production Sharing Agreement and payments in kind of $140.5 million for 2.3 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijani project and the remaining production entitlement was paid in cash.

(g)	Includes payments in kind of $441.2 million for 6.7 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

Brazil

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agencia Nacional do Petroleo, Gas
Natural e Biocombustíveis (ANP)					108.2		108.2
Petrobras				0.1			0.1
Secretaria da Receita Federal		0.3					0.3
Total		0.3		0.1	108.2		108.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
BM-C-35				0.1			0.1
CM-755					6.2		6.2
CM-793					6.2		6.2
Dois Irmãos					29.1		29.1
FZA-M-59		0.3					0.3
Pau Brasil					66.7		66.7
Total		0.3		0.1	108.2		108.7

Canada

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Canada Nova Scotia Offshore
Petroleum Board (CNSOPB)				2.2			2.2
Government of Canada		(6.3)		0.4			(5.9)
Province of Alberta				0.3			0.3
Kwilmu Kw Maw Klusuaqn				0.1			0.1
Total		(6.3)		3.0			(3.3)

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Newfoundland Exploration				0.2			0.2
Nova Scotia Exploration				2.4			2.4
Terre De Grace				0.4			0.4
Payments not attributable
to projects		(6.3)					(6.3)
Total		(6.3)		3.0			(3.3)

Côte d'Ivoire

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Direction Generale des Impots					3.8		3.8
Total					3.8		3.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 526					0.8		0.8
Block 602					0.8		0.8
Block 603					0.8		0.8
Block 707					0.8		0.8
Block 708					0.8		0.8
Total					3.8		3.8

Egypt

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Egyptian Natural Gas Holding
Company (EGAS)				50.6	0.3		50.8
Egyptian General Petroleum
Corporation (EGPC)					16.9		16.9
Egyptian Tax Authority		(a)265.1					265.1
Total		265.1		50.6	17.1		332.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Baltim		(a)11.0					11.0
East Morgan		(a)4.0					4.0
East Tanka		(a)2.5					2.5
El Matareya					0.3		0.3
El Qaraa		(a)60.1			12.5		72.6
Gulf of Suez		(a)18.4					18.4
LL 87 (Saqqara)		(a)9.5					9.5
North Alexandria		(a)126.7					126.7
North East Ramadan					4.1		4.1
North El Max				8.9			8.9
North El Tabya Offshore					0.2		0.2
North October		(a)1.1					1.1
North Ras El Esh					0.2		0.2
North Tennin				32.5			32.5
North Tineh Offshore				9.1			9.1
Ras El Bar		(a)18.6					18.6
South Belayim		(a)8.5					8.5
South Gharib		(a)4.6					4.6
Total		265.1		50.6	17.1		332.8

(a)	Pursuant to the relevant agreements, Egyptian General Petroleum Corporation (EGPC) paid these taxes on BP's behalf out of production entitlement.

India

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum & Natural
Gas - Government of India	0.5			0.7			1.2
Total	0.5			0.7			1.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
BB-CBM-2005/III				0.7			0.7
KG D6 KG-DWN-98/3	0.5						0.5
Total	0.5			0.7			1.2

Indonesia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance	(a)723.1	263.0					986.1
Total	723.1	263.0					986.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Tangguh	(a)723.1	263.0					986.1
Total	723.1	263.0					986.1

(a)	Includes payments in kind of $93.5 million for 1.4 million bbls of condensates valued per the Production Sharing Agreement and the remaining production entitlement for LNG was paid in cash.

Iraq

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Basra Governorate						1.0	1.0
Basra Oil Company				1.3		0.2	1.5
General Commission for Taxes		106.1					106.1
Ministry of Oil				13.1			13.1
Total		106.1		14.4		1.2	121.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Rumaila		106.1		14.4		1.2	121.7
Total		106.1		14.4		1.2	121.7

Madagascar

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Office des Mines Nationales et des
Industries Strategiques (OMNIS)				0.8			0.8
Total				0.8			0.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block Ampasindava				0.2			0.2
Block Cap Saint Andre				0.2			0.2
Block Majunga Nord				0.2			0.2
Block Majunga Sud				0.2			0.2
Total				0.8			0.8

Mauritania

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum, Energy &
Mines				1.0			1.0
Société Mauritanienne des
Hydrocarbures				0.2			0.2
Total				1.2			1.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block C12				0.3			0.3
Block C13				0.3			0.3
Block C6				0.2			0.2
Block C8				0.3			0.3
Total				1.2			1.2

Mexico

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Fondo Mexicano del Petroleo				2.2			2.2
Sistema de Administracion
Tributaria		2.8					2.8
Total		2.8		2.2			5.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Cuenca del Sureste 34 R3		0.3		0.2			0.6
Cuenca Salina 1 R1		2.5		1.9			4.4
Total		2.8		2.2			5.0

Oman

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Makarim Gas Development (MGD)	(a)667.5						667.5
Ministry of Oil & Gas	(b)268.2			0.4			268.6
Ministry of Finance		(c)139.0					139.0
Total	935.7	139.0		0.4			1,075.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Khazzan	(a)(b)935.7	(c)139.0		0.4			1,075.1
Total	935.7	139.0		0.4			1,075.1

(a)
Comprises payments in kind of $245.6 million for 3.5 million bbls of condensates valued at market prices; $420.0 million for 117.7 million mmBtu of gas valued per the Gas Sales Agreement and $1.8 million was paid in cash.

(b)
Comprises payments in kind of $100.1 million for 1.4 million bbls of condensates valued at market prices; $167.4 million for 46.9 million mmBtu of gas valued per the Gas Sales Agreement and $0.7 million was paid in cash.

(c)	Pursuant to the relevant agreements, the Ministry of Oil and Gas paid these taxes on BP's behalf out of their production entitlement.

Russia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance - Moscow		74.6					74.6
Total		74.6					74.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Investment in Rosneft		68.2					68.2
Investment in TYNGD (Taas)		5.2					5.2
Payments not attributable
to projects		1.2					1.2
Total		74.6					74.6

São Tomé and Príncipe

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agência Nacional do Petróleo				4.5	5.9		10.4
Total				4.5	5.9		10.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 10				3.3	2.9		6.3
Block 13				1.2	2.9		4.1
Total				4.5	5.9		10.4

Senegal

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Société des pétroles du Sénégal				0.7			0.7
Total				0.7			0.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block Cayar Profond				0.4			0.4
Block St Louis Profond				0.4			0.4
Total				0.7			0.7

Trinidad and Tobago

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Board of Inland Revenue		59.1					59.1
Ministry of Energy and
Energy Industries	73.0	(a)224.9		3.4			301.4
Total	73.0	284.1		3.4			360.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 5B				3.4			3.4
BPTT Blocks	73.0	(a)284.1					357.1
Total	73.0	284.1		3.4			360.5

(a)	Due to a legislative change in the basis of calculation, payments formerly categorised as Royalties are shown under Tax from 2018.

United Arab Emirates

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Department of Finance
Abu Dhabi		(a)3,992.2					3,992.2
ADNOC Onshore				5.5			5.5
Total		3,992.2		5.5			3,997.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
ADNOC Onshore Concession		3,637.2		5.5			3,642.6
ADNOC Offshore Concession		(a)355.0					355.0
Total		3,992.2		5.5			3,997.7

(a)	These taxes include $355.0 million paid on BP's behalf by Abu Dhabi Marine Areas Ltd.

United Kingdom

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Crown Estate				0.3			0.3
HM Revenue and Customs		(a)(106.4)					(106.4)
Oil and gas Authority				7.4			7.4
Total		(106.4)		7.7			(98.7)

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Andrew				0.4			0.4
Bruce				1.1			1.1
Clair				0.5			0.5
Decommissioning		(a)(8.0)		0.1			(7.8)
ETAP				0.4			0.4
Exploration				0.8			0.8
Foinaven				3.4			3.4
Non Operated		(a)(23.5)		0.4			(23.1)
Pipelines		(a)(75.0)		0.1			(74.9)
Schiehallion				0.2			0.2
Vorlich				0.3			0.3
Total		(a)(106.4)		7.7			(98.7)

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.

United States (USA)

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Bureau of Land Management				0.1			0.1
California State Controller's
Office(a)			0.3				0.3
Federal Government		(b)(97.7)					(97.7)
General Collections - State of
Delaware(a)			0.5				0.5
Office of Natural Resources
Revenue			977.2	7.9	28.3		1,013.3
Office of Natural Resources
Revenue - BIA			1.1	0.9			2.0
Southern Ute Indian Tribe	(c)28.5	6.1	21.2	0.3			56.0
State of Alaska		(d)349.1	(e)319.0	0.3			668.4
State of Arkansas		1.6					1.6
State of Colorado		1.6	1.1				2.8
State of Louisiana		9.5	0.6				10.1
State of New Mexico		16.4	1.6				17.9
State of Oklahoma		14.5	1.6				16.1
State of Texas		23.4	8.6				32.1
State of Wyoming		20.5	1.0				21.5
Total	28.5	345.1	1,333.8	9.4	28.3		1,745.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Alaska		(d)349.1	(e)319.1	1.2			669.4
Arkansas		1.6					1.6
Colorado	(c)28.5	7.7	23.2	0.3			59.7
Gulf of Mexico - Central			891.6	6.1	28.3		926.1
Gulf of Mexico - Western			45.1	1.3			46.4
Louisiana		9.5	0.6				10.1
New Mexico		16.4	1.7				18.1
Oklahoma		14.5	1.8				16.3
Texas		23.4	8.6				32.1
Wyoming		20.5	1.0				21.5
Payments not attributable
to projects		(b) (97.7)	41.0	0.5			(56.1)
Total	28.5	345.1	1,333.8	9.4	28.3		1,745.0

(a)	Payments to states where BP has no extractive activities relate to Escheatment of Royalties.
(b)	The negative amount reflects the cash payment of current year taxes for all legal entities which was more than offset by refunds of taxes for federal losses carried back to prior years.
(c)	Payments in kind for 14.0 million mmBtu of gas valued on the basis of gas prices realized in the area.
(d)	Includes $24.4 million of taxes settled by way of Alaska Oil & Gas Production Tax Credit Certificates.
(e)	Includes payments in kind of $186.0 million for 3.0 million bbls of crude oil valued per the Royalty Settlement Agreement.

OTHER RESOURCES

BP PAYMENTS TO GOVERNMENTS 2018

Detailed data filed with UK Registrar - extractives.companieshouse.gov.uk/

BP ANNUAL AND SUSTAINABILITY REPORTING

BP Sustainability Report - bp.com/sustainability

BP Annual Report and Form 20-F - bp.com/annualreport

Our positions on tax and transparency - bp.com/tax

BP ECONOMIC IMPACT REPORTS

BP US Economic Impact Report - bp.com/economicimpact-us

BP's Impact on the UK Economy - bp.com/economicimpact-uk

CONTACTS

	London	Houston
Press Office	David Nicholas +44 (0)20 7496 4708	Brett Clanton +1 281 366 8346

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	29 May 2019
Number of Shares purchased:	722,375
Highest price paid per Share (pence):	544.1000
Lowest price paid per Share (pence):	537.0000
Volume weighted average price paid per Share (pence):	539.8855

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	539.8855	722,375

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5345A_1-2019-5-29.pdf

Exhibit 1.12

BP p.l.c.
Total voting rights and share capital

As at 31 May 2019, the issued share capital of BP p.l.c. comprised 20,345,738,843 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,258,608,723. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,350,821,343. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2019 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	31 May 2019
Number of Shares purchased:	735,646
Highest price paid per Share (pence):	540.9000
Lowest price paid per Share (pence):	534.8000
Volume weighted average price paid per Share (pence):	538.3025

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited(intermediary code: SBILGB2L) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	538.3025	735,646

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8379A_1-2019-5-31.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 June 2019
/s/ B. MATHEWS
------------------------
B. MATHEWS
Company Secretary